FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Asanko Gold Inc. (" Asanko" or the "Company")
1066 West Hastings Street, Suite 1640
Vancouver, BC
V6E 3X1

Item 2:	Date of Material Change

November 7, 2019

Item 3:	News Release

The news release announcing the material change referred to in this report was disseminated on November 7, 2019 through Globe Newswire and copies have been filed under Asanko’s profile on SEDAR.

Item 4:	Summary of Material Change

On November 7, 2019, Asanko announced that it was recognizing an impairment of US$128.3 million against its equity investment in the Asanko Gold Mine ("AGM") joint venture (the "AGM JV") as a result of ongoing work associated with its updated AGM life of mine plan (the "AGM LOM").

Item 5:

5.1	Full Description of Material Change

On November 7, 2019, Asanko announced that it was recognizing an impairment of US$128.3 million against its equity investment in the AGM JV as a result of ongoing work associated with the AGM LOM. The AGM JV is jointly controlled with Gold Fields Limited.

The impairment was based on management's estimate of the recoverable amount of the AGM, which took into account the latest available information from the ongoing work associated with the AGM LOM, which indicates that the target mine life and production is expected to result in the extraction of materially less than the total previously estimated reserves, and that the overall resource base for the AGM may be reduced considerably.

The AGM JV has not yet finalized the AGM LOM and, as a result, the life of mine cash flow projections used in the impairment assessment are preliminary in nature. As the AGM LOM progresses, life of mine cash flow projections may change as a result of, among other things, changes to the current estimates of in-situ ounces, ore tonnes to be mined, strip ratios, head grades, recovery rates, gold prices, mining costs, processing costs, trucking costs, capital and closure costs and discount rates.

5.2	Disclosure for Restructuring Transaction

Not applicable.

Item 6:	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Fausto Di Trapani, Executive Vice President and Chief Financial Officer of Asanko, at (778) 729-0627.

Item 9:	Date of Report

November 14, 2019.